Tevecap S.A.

Rua do Rocio, 313 - 11th floor

04552-904-Sao Paulo-SP-Brazil





                             TEVECAP ANNOUNCES FIRST

                              QUARTER 1998 RESULTS



Sao Paulo, May 27th, 1998, TEVECAP S.A., (TVA) one of Brazil's largest and fastest growing pay television operators and programming distributors, today announced results for the first quarter of 1998.





Contact:

Tevecap - Douglas Duran    phone: (55 11) 821-8554

Ludgate Communications - Marina Echavaria    phone: (212) 688-5144

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

                                      Index

1. Tevecap's New Structure....................................................3

     New Licenses.............................................................3

2. Overview...................................................................4

     Highlights as of March 31, 1998..........................................5

3. Market Analysis............................................................6

4. Ownership & Partnership Relations..........................................7

5. Operational Performance 1Q98:..............................................8

     TVA Distribuidora........................................................8

        a) Cable Operation Overview...........................................8

        b) MMDS Operation Overview...........................................12

        c) C-Band Operation Overview.........................................15

        d) TVA Distribuidora - 1Q98 Income Statement.........................17

     TVA Satelite............................................................18

        a) Ku-Band Operation Overview........................................18

        b) TVA Satelite - 1Q98 Income Statement..............................20

     TVA Programadora........................................................22

        a) HBO Brasil Operation Overview.....................................22

        b) ESPN Brasil Operation Overview....................................22

        c) TVA Channel Operation Overview....................................22

        d) TVA Programadora - 1Q98 Income Statement..........................25

6. Tevecap's Consolidated 1Q98 Results.......................................26

        a) Consolidated Results..............................................26

        b) Financial Situation...............................................29

        c) Consolidated Balance Sheet........................................30

        d) Tevecap - 1Q98 Income Statement...................................31

        e) Tevecap - 1Q98 Statement of Cash Flow.............................32

7. Report from Management....................................................33

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1.   Tevecap's New Structure
----------------------------

     Tevecap's new corporate structure was completed by dividing the Company into three distinct operating companies: 1) TVA Distribuidora, which includes Cable, MMDS and C-Band operations; 2) TVA Programadora which concentrates Tevecap's programming interest; and 3) TVA Satelite, which holds the DirecTV(TM) interests.

                   [CORPORATE STRUCTURE VISIO CHART OMITTED]

     As mentioned in our last conference call, commencing this quarter Tevecap will be reporting its financial and operational results in accordance with the Corporate Structure shown above.

     New Licenses

     Considering the structure of the tender invitation announced by the Government in the last quarter 1997, Tevecap's shareholders decided to create new companies in association with other Telecommunication Groups in order to participate in the bid with the best structure under the Government rules. Those rules penalize current Pay TV operators which decide to participate in an alone or major share equity basis, since the Government wants to avoid concentration in the Pay TV market.

     As of May 13, the "Superior Tribunal de Justica - STJ" (Brazilian Federal Court) gave a favorable ruling to Anatel (National Communications Agency) on the injunctions that were preventing the Pay TV licenses auction from moving forward. Anatel scheduled the opening of the qualification documents last week.

2.   Overview
-------------

     Tevecap S.A. is one of the leading pay television operators and programming distributors in Brazil. The Company was the first to offer Ku-Band technology in Brazil through DirecTV(TM), which was launched in the second half of 1996, and is the leader for this technology in Brazil. Brazil is the largest television market in Latin America, with approximately 35.2 million television households. During the first quarter of 1998, Pay TV penetration had no growth due to the difficult situation of the Country affected by the Asian crisis. Nevertheless, it is important to mention that Brazil had a 93% penetration of broadcast television and only a 7.3% Pay TV penetration. Market projections estimate that overall penetration should reach 28% by 2004.

     As of March 31, 1998, Tevecap had approximately 1.3 million direct and indirect subscribers, an increase of 1.6% over the 4Q97. TVA accounts for subscribers by utilizing the method employed in the United States, which means that the customer must be installed and paying on a current basis to be considered a subscriber. Non-installed backlog and disconnected subscribers are not included in TVA's subscriber base. We disconnect once a subscriber is 30 days past due.

     The table below sets forth the number of subscribers as of December 31, 1997 and March 31, 1998 according to new structure as well as the number of households that receive TVA's programming through operating ventures and independent operators:

                             Subscriber Base

                                  Dec-97      Mar-98     Chg %
                                  ------      ------     -----

MMDS                              240,913      223,247    -7.3%
Cable                              94,261      103,651    10.0%
C Band                             68,309       69,431     1.6%
Total Owned Systems               403,483      396,329    -1.8%
TV Filme (MMDS) Total             111,244      112,443
        Equity Subscribers         16,349       16,525     1.1%
Canbras (Cable) Total              31,930       37,625
        Equity Subscribers         11,495       13,545    17.8%
Total Operating Ventures (a)       27,843       30,070     8.0%
TVA Distribuidora                 431,326      426,399    -1.1%
TVA Satelite (b)                  142,900      163,826    14.6%
TV Programadora                   669,543      672,830     0.5%
TVA Total Subscribers           1,243,769    1,263,055     1.6%
HH receiving TVA                1,359,100    1,383,053     1.8%

(a)  represents equity subscriber base
(b)  means Ku Band Subscribers


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Highlights as of March 31, 1998

o Consolidated Net Revenue for 1Q98 reached US$82.2 million, representing a growth of 22% versus US$67.2 million in 1Q97 and a 4% decrease versus US$86 million in 4Q97.

o Subscription Revenue amounted to US$62.9 million in 1Q98, a growth of 42% versus US$44.3 million in 1Q97. Subscription revenue represented 77% of Net Revenue and increased 1% when compared to US$62.2 million in 4Q97.

o Installation Revenue amounted to US$15.3 million in 1Q98, a decrease of 12% versus US$17.5 million in 1Q97, and a decrease of 29% versus US$21.6 million in 4Q97. Installation revenue represented 19% of net revenue for 1Q98 as compared to 25% in 4Q97. That was the main reason for the 4% decrease of Consolidated Net Revenue.

o Direct Operating Expenses reached US$49.6 million in 1Q98, a 36% growth versus US$36.4 million in 1Q97 or a 9% growth versus US$45.3 million in 4Q97.

o Selling, General and Administrative Expenses for 1Q98 reached US$25.3 million, a decrease of 14% versus US$29.3 million in 4Q97. S,G&A represented 31% of net revenue and decreased 2% when compared to US$25.9 million in 1Q97.

o EBITDA reached US$7.3 million in 1Q98, representing a growth of 49% versus a US$4.9 million in 1Q97 and a decrease of 36% when compared to US$11.4 million in 4Q97. Installation Revenue's decrease of US$6.3 million was the main reason for the EBITDA decrease.

o Total Operating Expenses for 1Q98 amounted to US$94.4 million, a 4% decrease versus US$98.0 million in 4Q97.

o Net loss for 1Q98 was US$31.2 million, an 18% increase compared to a loss of US$26.5 million in 4Q97.

o Capital Expenditures (cash basis) amounted to US$25.0 million for 1Q98, a 35% decrease versus US$38.5 million during 4Q97 and the Capital Expenditures (book basis) for 1Q98 reached US$31.2 million, a decrease of 50% versus US$64.8 million in 4Q97.

o Net Sales in the 1Q98 were 71,406 and the Activation for the same period was 78,630 which means that the Company reduced its Backlog during the 1Q98.

o The Backlog as of the end of 1Q98 was 12,681 subscribers representing seven days of installation, a 29% decrease versus the 17,963 in 4Q97.


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          [Complete Financial Statements are included on pages 30 -32.]


3.   Market Analysis
--------------------

     Brazil is the largest television and video market in Latin America with approximately 35.2 million TV homes, including almost 20 million ABC households. In this context, the pay-television industry operates in a expanding market that is still in the early stage of growth. As of March 31, 1998, there were approximately 2.5 million subscribers, compared to 1.8 million at the end of 1996. This figure represents approximately 7.3% penetration rate as compared to a 55.1% penetration rate in Argentina. The Brazilian pay television industry is extremely under penetrated; the market estimates an increase of 8.0 million net new subscribers by the end of 2004.

     Despite the fact that Brazil is a growing market for Pay TV, the macroeconomic environment has been unfavorable since October 1997: high interest rates had caused a moderate GDP growth and rising unemployment, affecting almost all sectors of Brazilian industry. The relatively stable interest rate environment, which had prevailed in Brazil throughout most of 1997 was abruptly reversed with an almost doubling of the benchmark rate last October 1997. These factors generated lower sales levels and an increasing delinquency.

     Overall, the increasing delinquency problems affected more companies that do not have ability to disconnect subscribers with agility. The Company intensified the disconnection of non-paying subscribers at the end of 1997 and 1Q98. Since its operations are almost 100% fully addressable, delinquent subscribers can be disconnected easily and immediately by software from the head-end without incurring the extra costs associated with sending a team to the subscriber's location. Also, the use of the addressable decoder boxes virtually eliminates piracy of Tevecap's signal. Additionally, a special effort has been made to clean up the system by either rehabilitating disconnected subscribers or eventually retrieving their decoders. Further, since early this year, Tevecap began using credit check of all new potential subscribers using SPC and SERASA Credit Bureaus (Brazilian companies offering services similar to Dunn & Bradstreet). Only qualified candidates that are good credit risks are accepted as customers. We believe that low level of sales and an increase of delinquency will continue during the second quarter of this year.


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     As a result of this  strong  credit  policy,  Tevecap is showing a moderate growth in this first quarter of 1998. However, it should be pointed out that TVA accounts for installed and paying subscribers only. Non-installed backlog and disconnected subscribers are not included in TVA's reported subscriber base.

     Despite said moderate growth, the Company is showing a reliable growth in consistency with its policy of disconnecting subscribers after 30 days past due. This policy provides the Company a better quality subscriber base.


4.   Ownership & Partnership Relations
--------------------------------------

     Tevecap is a 62.2% owned subsidiary of The Abril Group, the largest publishing company in Latin America and one of the five largest media conglomerates in Latin America. Abril publishes approximately 200 magazines in Brazil, including eight of the ten most widely circulated. Additionally, Abril distributes nine magazines in Portugal and four in Argentina. Abril is also the leader in the Brazilian home video market and is the largest publisher of telephone directories in Latin America. Abril pioneered the development of electronic media in Brazil with the launch of TVA, which was the Country's first pay television operation. Abril, with its strong presence in all media sectors, provides TVA with expertise in distribution and advertising. Abril also provides TVA with access to its databases with proprietary subscriber information, particularly through its magazine publishing interests (including Veja, the world's fourth largest newsweekly magazine) which have a combined monthly paid circulation of 15.8 million. For the twelve-month period ended December 31, 1997, Abril had a net revenue of US$ 1.6 billion, with EBITDA of US$ 176.3 million, as compared to net revenue of US$ 1.4 billion and EBITDA of US$ 108.7 million as of year end 1996.

                             [GRAPHIC BOX OMITTED]


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5.   Operational Performance 1Q98:
----------------------------------

TVA Distribuidora

     a)   Cable Operation Overview

     TVA Sistema and TVA Sul own and operate cable licenses in six Southern cities, namely, Sao Paulo, Curitiba, Camboriu, Blumenau, Florianopolis and Foz do Iguacu. The total population of this area exceeds 17 million. As of March 31, 1998, TVA cable subscribers in an equity basis amounted to 117,196, representing a 10.8 % increase as compared to year-end 1997. These figures include the subscriber base from 10 cities operated by Canbras TVA. TVA has already deployed 3,294 kilometers of its cable network, including 452 kilometers of fiber optic cable. The capacity of most of TVA's systems varies from 750 MHz bandwidth to 550 MHz bandwidth, easily upgradable to 750 MHz. This technology will allow the Company to render interactive services in the future. Furthermore, the addressable decoders used by TVA's cable systems permit the upgrading, downgrading or disconnection of a subscriber service from the head-end upon short notice and also allow for pay-per-view services. Addressability permits a much better churn management as the Company has full control over its subscriber base. Addressability also enables TVA to offer at this moment four different programming tiers, while its main competitor who is in early stage of addressability can only offer two tiers.

     TVA's cable systems today reaches close to 976,644 homes, with a 452 kilometer fiber-optic network, which includes a 395 kilometer fiber-optic loop in Sao Paulo, a 57 kilometer fiber optic network in Curitiba, and the upgrading of the three previous cable systems, acquired in 1996.


              TVA Distribuidora's cable Plant as of March 31, 1998

                  Active      Km to be      Total     Marketable      Density
                    Km      Activated(a)      Km      HP in 2Q98      (HP/KM)
                  ------    ------------    -----     ----------      -------

TVA Sistemea       1,636         331        1,967       558,612          284

TVA Sul              896         125        1,021       192,106          188

Canbras TVA          762         130          892       225,926          253
                   -----         ---        -----       -------          ---
Total TVA
  Distribuidora    3,294         586        3,880       976,644          252

--------------

(a)   Kilometers to be activated uring the first half of 1998


     Presently, TVA offers up to 54 analog channels with capacity to offer up to 78 analog channels. Cable costs include the US$39 average installation fee, and between US$33 and US$58 as a monthly programming fee, depending on the programming package. Company's average monthly fee for new subscribers increased from US$39 in 4Q97 to US$42 in 1Q98, upon introduction of the tiered pricing system.

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     Subscriber Performance

     In the first quarter of 1998, Tevecap had approximately 117 thousand direct cable subscribers, an increase of 10.8% over December 31, 1997.

     The following table sets forth the subscriber performance between the year ended December 1997 and March 31, 1998:


                Cable Subscriber Evolution (Jan/Mar-98)

                                         TVA       TVA      Canbras
                                        Sistema    Sul       TVA (a)    Total
                                        -------    ---       -------    -----

(+) Paying Subs - Dec 31, 1997          58,541    35,720    11,495   105,756
(+) New Connects                        11,978     3,948     2,725    18,651
(+) Net Transferred from/to
      other Operations                   2,056       553         1     2,610
(-) Disconnects                          5,920     3,225       676     9,821
(=) Paying Stubs - March 31, 1998       66,655    36,996    13,545   117,196
1st Q98 Growth                           13.9%      3.6%     17.8%     10.8%
Monthly Churn (b)                         2.7%      2.7%      1.6%      2.6%
Annual Churn (c)                         32.6%     32.1%     19.0%     30.9%

(a)  Represents subscribers in an equity basis
(b)  Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(c)  Monthly Churn * 12


                   [SALES VOLUME PER MONTH BAR CHART OMITTED]


     Our Cable Plant was developed only in areas where high penetration will be possible and the only additional necessary investment will be backbones and decoders.


The growth of TVA Distribuidora and its affiliates enjoyed good cable subscribers in performance in the 1Q98 based on the strategy to implement a the cable area very aggressive construction of backbone and instantaneous
has shown that      installation.
Tevecap is
achieving the       The  paying  cable  subscriber  base of Sao Paulo grew 13.9%
goal of             during  the  first  quarter.   This   performance   occurred
increasing          basically  because TVA Distribuidora is selling in new areas
penetration         which were activated a few months ago.

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

                    In the case of TVA Sul, the subscriber base grew 3.6%. In the city of Curitiba, however, that is part of TVA Sul, even facing strong competition, we reached a 7.1% increase as compared to the 4Q97. In the other four South Region cities we kept the same base as of December 31, 1997. In those cities we are maintaining approximately 21 thousand total subscribers.

                    Canbras TVA grew 17.8% in the first quarter of this year and we expect to have similar performance during the year.


Churn and bad       The impact of the Brazilian austerity plan instituted during
debt level are      the fourth  quarter of 1997 in response to the Asian  crisis
under control       strongly affected churn, provision for doubtful accounts and
despite the         reduction of growth.  However,  since TVA  Distribuidora has
Brazilian           shown  a   consistent   policy   dealing   with   delinquent
economic            subscribers  - who  are  disconnected  within  30 days - the
situation           crisis  did not affect TVA  Distribuidora  in a  significant manner. This policy provided the Company with full control over the Subscriber Base, keeping the churn rate as budgeted at the beginning of the year.

                    The churn rate of Cable Operation for the 1Q98 was 2.6% per month. We consider this churn too high. However, it is important to consider that the net growth in the same period was 10.8%.

                    As we mentioned before, since the decoders are fully addressable, delinquent subscribers can be disconnected easily and immediately by software from the head-end without incurring the extra costs associated with sending a team to the subscriber's location. Thus, the Company can regain revenue and reduce the purchase of new equipment.

Price continues Despite the decrease of consumer purchasing power following to be consistent the Asian crisis, TVA Distribuidora has achieved its with the previous budgeted cable subscriber goals by targeting A and B social
quarter as a        classes  combined  with  the  implementation  of  affordable
result of the       programming package.
implementation
of the
programming
tiering

                    As shown in next page, this crisis did not affect TVA Distribuidora in terms of price when compared to 4Q97.

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                         Hook up fee                       Monthly fee
                         -----------                       -----------
                   4Q97       1Q98      %Chg.       4Q97       1Q98      %Chg.
                   ----       ----      -----       ----       ----      -----
TVA Sistema       $24.30     $32.66     34.4%      $41.54     $42.83      3.1%
TVA Sul           $37.11     $60.44     62.9%      $33.77     $38.55     14.2%
TOTAL             $27.95     $39.31     40.6%      $39.33     $41.80      6.3%



     We believe that TVA Distribuidora can sustain this pricing throughout the year of 1998.

     As  soon  as  the  Brazilian   legislation  approves  Internet  service  to
subscribers, Tevecap will be able to provide such services which will certainly represent a new revenue for the Company.


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     b)   MMDS Operation Overview

     TVA had the opportunity of entering new markets very fast, due to its quick strategy of deploying an extensive MMDS network with broad geographic coverage. TVA's MMDS network, which comprises the cities of Sao Paulo, Rio de Janeiro, Porto Alegre and Curitiba, is the largest MMDS network in Brazil. MMDS systems are easier to deploy and require lower capital investments for implementation than cable systems. For instance, an MMDS operator is usually required to invest up to US$1.5 million for a head-end to cover a population of two million with 450,000 Line of Sight (LOS) households and close to US$300 per incremental subscriber, including box cost, marketing and installation expenses. The advantage relies on the fact that the incremental expense is only incurred when the subscriber signs on. In large urban areas, TVA intends to switch its MMDS subscribers to cable but in areas not to be served by cable it intends to fulfill channel capacity of its MMDS operations.

     TVA Distribuidora has four MMDS licenses and operates in the cities of Sao Paulo, Rio de Janeiro, Porto Alegre and Curitiba. These areas have a LOS of almost 7 million for a total population of close to 17.4 million. As of March 31, 1998, 239,772 MMDS subscribers were served in this area. Through a tiered pricing system and 100% addressable decoder boxes, its MMDS system offers up to 31 channels. Since customers may select the programming packages they want and can afford, tiered pricing is expected to attract more subscribers. This will also reduce future churn rates. Customers may select from four packages varying from US$26 to US$47, from 14 to 31 channels. There is also a single installation charge that varies from US$ 69 to US$158.

     Notwithstanding TVA Distribuidora's strategy to transfer subscribers from MMDS technology to Cable, as the Company has invested heavily to deploy a significant Cable Network in Sao Paulo and other five cities in the South of the Country, we will continue to offer MMDS service. MMDS technology is part of our strategy to reach areas that are not economically feasible with Cable operations.

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     Subscriber Performance

     In the first quarter of 1998, TVA Distribuidora had approximately 240 thousand MMDS direct subscribers, a decrease of 6.8% over December 31, 1997.

     The following table sets forth the subscriber performance between the year ended December 1997 and March 31, 1998:


                   MMDS Subscriber Evolution (Jan-Mar/98)

                               TVA           TVA           TV
                             Sistema         Sul        Filme (a)       Total
                             -------         ---        ---------       -----
(+) Paying Subs
    - Dec 31, 1997           217,178       23,735        16,349        257,262
(+) New Connects              26,292        2,892         1,388         30,572
(+) Net Transferred from/to
    other Operations          -2,058         -553                       -2,611
(-) Disconnects               38,079        6,160         1,212         45,451
(=) Paying Subs
    - March 31, 1998         203,333       19,914        16,525        239,772
1st Q98 Growth                  -6.4%       -16.1%          1.1%          -6.8%
Monthly Churn (b)                5.3%         7.9%          2.3%           5.3%
Annual Churn (c)                63.1%        94.5%         27.3%          63.7%

(a)  Represents subscribers in an equity basis
(b)  Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(c)  Monthly Churn *12


                   [SALES VOLUME PER MONTH BAR CHART OMITTED]


MMDS Strategy for   TVA Distribuidora  intends to switch its MMDS subscribers to
next quarters       cable but in areas not served by cable it intends to fulfill channel capacity of its MMDS operations. Also, the Company is analyzing the digitalization of MMDS technology and preparing to serve subscribers with Internet service.

                    As TVA Distribuidora is able to offer MMDS in areas where there is no competition, it has been charging a higher hook-up fee, as shown in the table below:


                         Hook up fee                       Monthly fee
                         -----------                       -----------
                   4Q97       1Q98      %Chg.       4Q97       1Q98      %Chg.
                   ----       ----      -----       ----       ----      -----
TVA Sistema       $89.14    $103.06     15.6%      $40.23     $39.28     -2.4%
TVA Sul           $92.36     $97.13      5.2%      $28.92     $30.74      6.3%
TOTAL             $89.57    $102.48     14.4%      $39.99     $38.45     -3.9%


Churn and Bad       Since  MMDS  operations  serve a 35 Km radius  from the main
Debt Level          antenna,  C  Class  subscribers  could  be  reached  by this technology during the past years. Those subscribers were strongly affected by unemployment and by the economic action taken by the Government in reaction to the Asian crisis.

                    In this regard TVA Distribuidora, following its firm disconnection policy, has been disconnecting delinquent subscribers promptly. In the next quarter we expect to reduce the churn as a result of our credit policy and the possibility offered to customers of downgrading programming packages.



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     c)   C-Band Operation Overview

     Today TVA is the only pay TV operator to deliver a digital C-Band signal in Brazil. TVA has provided C-Band service since 1993. The system serves the whole Brazilian territory (35.2 million television households) and can reach approximately 4 million households that currently use C-Band dishes to receive broadcast channels only. At 1Q98 end TVA had 69,431 C-Band subscribers representing a growth of 1.6% as compared to the 4Q97. In order to receive TVA C-Band signal the subscriber pay only a US$89 hook-up fee - the lowest hook-up fee in the Brazilian DTH Market since February, 1998 - and a monthly fee of US$44. In this manner, the C-Band owner may upgrade to TVA's C-Band service, which offers up to 24 Pay TV channels, in addition to local off-air channels. This segment is expected to have a minimum growth in the near future by virtue of the huge variety of Pay TV technologies and the new licenses that are coming.

     We continue with the subscriber base administrative policies disconnecting thirty-day past due subscribers, both individual and MDU, and working on reconnections through contact with the disconnected subscribers.

     These policies have shown good results expressed by the strong reconnection rate, which can be confirmed by the average monthly churn ratio of 2.4% in 1Q98. Our experience has shown that after being disconnected, 70% of subscribers promptly pay-off their debts and request reconnection.

     Subscriber Performance

     In the first quarter of 1998, the C-Band Operation had 69 thousand direct C-Band subscribers, an increase of 1.6% over December 31, 1997.

     The following table sets forth the subscriber performance between the year ended December 1997 and March 31, 1998:


                    C-Band Subscriber Evolution
                            (Jan-Mar/98)

                                                                TVA
                                                              Sistema
                                                              -------
(+) Paying Subs - Dec 31, 1997                                 68,309
(+) New Connects                                                6,550
(+) Net Transferred from/to other Operations                        0
(-) Disconnects                                                 5,428
(=) Paying Subs - March 31, 1998                               69,431
1st Q98 Growth                                                    1.6%
Monthly Churn (a)                                                 2.4%
Annual Churn (b)                                                 29.0%

(a)  Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(b)  Monthly Churn *12


                   [SALES VOLUME PER MONTH BAR CHART OMITTED]


C-Band Strategy     TVA's  principal  C-Band  competitor  announced that it will abandon  this  market.  We  believe  this  offers  us a good opportunity to exploit this segment,  which has  experienced minimum  subscriber  base  growth  but  continues  to  be  a profitable  business.  Brazil has certain areas that can not receive  Ku-Band signal due to the  limitations of satellite footprints.  TVA can serve those areas  without  competition
                    and   without   additional   investment.   TVA   expects  to
                    concentrate  its efforts in those  areas using its  existing decoder inventory.  Since the decoders are fully addressable
                    delinquent   subscribers  can  be  disconnected  easily  and
                    immediately.


                                    - more -

                    The  table  below  shows  the   performance  of  the  C-Band
                    Operation:

                                                               US$ per new subs
                             Hook up fee                   Monthly fee
                             -----------                   -----------
                   4Q97       1Q98       %Chg.      4Q97       1Q98       %Chg.
                   ----       ----       -----      ----       ----       -----
TVA Sistema      $210.36    $108.22     -48.6%     $37.15     $41.87      12.7%


     With regard to market reaction, after the installation fee reduction and the strong marketing campaign, we experienced a significant growth as shown above.


                                    - more -

     d)   TVA Distribuidora - 1Q98 Income Statement


                             TVA DISTRIBUIDORA S.A.
                                Income Statement

     For the Three-Month Periods Ended March 31, 1998; December 31, 1997 and
                                 March 31, 1997

                                         1Q98                            4Q97                                 1Q97
                                         ----                            ----                                 ----
                                                                                       1Q98/                                1Q98/
                                               % Net                    % Net          4Q97                   % Net         1Q97
                                   $000        Revenue      $000        Revenue     % Change      $000       Revenue     % Change
                                   ----        -------      ----        -------     --------      ----       -------     --------
  Monthly subscriptions           40,255        99.9%      42,667       101.4%        -5.7%      38,250       90.2%          5.2%
  Installation (Hook-up fee)       2,654         6.6%       1,918         4.6%        38.4%       6,101       14.4%        -56.5%
  Advertising
  Indirect programming
  Other                              390         1.0%       1,401         3.3%       -72.2%       1,270        3.0%        -69.3%
Gross revenue                     43,299       107.4%      45,986       109.2%        -5.8%      45,621      107.6%         -5.1%
  Revenue Taxes                  (2,997)        -7.4%     (3,889)        -9.2%       -22.9%     (3,238)       -7.6%         -7.4%
Net revenue                       40,302       100.0%      42,097       100.0%        -4.3%      42,383      100.0%         -4.9%
  Direct operating expenses       20,536        51.0%      22.497        53.4%        -8.7%      22,048       52.0%         -6.9%
  S,G&A expenses                   7,788        19.3%       9,149        21.7%       -14.9%      10,474       24.7%        -25.6%
EBITDA                            11,978        29.7%      10,451        24.8%        14.6%       9,861       23.3%         21.5%


    Highlights as of March 31, 1998

o EBITDA Margin had a 14.6% increase as compared to the 4Q97, especially by virtue of the dilution of fixed cost and the reduction of direct cost (magazine cost, sales commission, distribution cost) as a result of process and source review.

o Installation Revenue as mentioned in the table below increased 38.4% as compared to 4Q97 due to an increase in the average hook-up fee for Cable and MMDS and high volumes of C-Band and Cable new subscriptions.

                                                     US$ million
                      1Q98             4Q97             % Chg
                      ----             ----              -----
        Cable          380              315              20.6%
        MMDS         1,717            1,352              27.0%
        C-Band         557              251             121.9%
                       ---              ---             ------
        TOTAL        2,654            1,918              38.4%


o The 5.7% decrease in Monthly Subscription during the 1Q98 was due to the 1.8% TVA owned systems' subscriber base reduction experienced during this period (see page 4), since TVA faced a large number of delinquent subscribers following its credit policy, promptly disconnecting them.

                                                      US$ million
                      1Q98             4Q97              % Chg
                      ----             ----              -----
        Cable        8,776            8,535               2.8%
        MMDS        25,006           27,895             -10.4%
        C-Band       6,473            6,236               3.8%
                     -----            -----               ----
        TOTAL       40,255           42,666              -5.7%


                                    - more -

TVA Satelite

     a)   Ku-Band Operation Overview

     DTH is the fastest growing pay television sector in Brazil. As a result, DirecTV(TM) is Tevecap's fastest growing pay television operation. TVA first offered digital Ku-Band services in 1996 and ended that year with 23,322 subscribers. As of the end of fiscal year 1997, Ku-Band subscribers increased by 513% to 142,900. We expect this segment to continue experiencing impressive growth. With the launch of Galaxy's VIII-i satellite in the fourth quarter of 1997, we obtained a significant improvement in the total signal availability even under the most adverse weather conditions. Galaxy VIII-i satellite is providing us with the capability to offer more than 150 channels in Brazil, with the best technology and quality available in the Country. New channels have been introduced in the line-up as well as new pay-per-view programming options such as daily Pay-Per-View. The footprint of GVIII-i allows the use of a sixty-centimeter dish antenna in almost all of Brazil.

     The new satellite was launched on December 8, 1997 from Cape Canaveral Air Station in Florida. It has replaced the transmission services on Galaxy III-R, the first satellite launched to offer DirecTV(TM), digital direct-to-home television service in Latin America. Galaxy VIII-i, with 32 transponders, is the most powerful satellite built to date by Hughes Space and Communications and is operated by PanAmSat Corporation. Its payload has been expanded and the expected operational life of the spacecraft extended. Additionally, as DirecTV's satellite covers almost all of Brazil, it can also be marketed to those households in areas where cable or MMDS are not fully developed or not economically viable alternatives. Therefore, we expect the DTH market to grow from 14 % in 1997 to 25% in 2004. TVA believes that it will continue to have an important position as a leader in this technology.

     Galaxy Brazil currently offers 73 video channels (26 pay-per-view) and 33 audio channels. With the new satellite, we will expand our programming line-up to 94 video channels (35 pay-per-view) and 48 audio channels. The entrance cost for a new subscriber is US$351 as a hook-up fee plus a monthly fee of US$12 as a decoder rental to the customer. The US$12 is built-in to the total monthly subscription fee of US$58. This operation has been funded with a long-term lease finance facility, which prevents the Company from subsidizing the cost of its equipment, approximately US$360 per decoder.

     The Company created a new nationwide structure in February, 1998, with regional managers and regional sales teams. New points of sales have been added especially in dealers and high traffic areas (malls, shopping centers and department stores). Galaxy Brasil launched a new MDU (bulk installation) project in order to aggressively increase market share, especially in large cities. In the first quarter penetration was 4.5 subscribers per building, and new cities have been added in the past months. It is important to emphasize that competitors so far have no similar project to approach buildings, and this will continue to be a very important advantage to the Company.

                                    - more -

     Competition

     DirecTV(TM) is the leader in the Brazilian DTH Ku-Band market. It has the best quality product and the largest programming offer. SKY is the second player in the market, with also significant growth but serious technological challenges with its new satellite. NetSat is migrating its C-Band subscribers to SKY with no charge for equipment and antenna. SKY has also reduced its hook-up fee to R$351 in October to match DirecTV(TM) prices, and has introduced many channels throughout the year. TECSAT is a new player that launched the service in March, 1998. It started the service with a limited number of channels and a promotional programming package. Its strength is the dealer network it created to sell C-Band antennas.

     Subscriber Performance

     In the first quarter of 1998, DirecTV(TM) had approximately 164 thousand direct Ku-Band subscribers, an increase of 14.6% over December 31, 1997.

     The following table sets forth the subscriber performance between the year ended December 1997 and March 31, 1998:

                          KU-BAND Subscriber Evolution
                                  (Jan-Mar/98)
                                                                      Galaxy
                                                                      Brasil
                                                                      ------

 (+) Paying Subs - Dec. 31, 1997                                     142,900
 -------------------------------                                     -------
 (+) New Connects                                                     22,857
 (+) Net Transferred from/to other Operations
 (-) Disconnects                                                       1,931
 ---------------------------------------------------------------------------
 (=) Paying Subs - March 31, 1998                                    163,826
 ---------------------------------------------------------------------------
 1st Q98 Growth                                                        14.6%
 Monthly Churn (a)                                                      0.4%
 Annual Churn (b)                                                       4.7%
 ---------------------------------------------------------------------------
 (a) Disconnects / (Initial Balance + New Connects + Net Transferred)  / 3
 (b) Monthly Churn *12



                   [SALES VOLUME PER MONTH BAR CHART OMITTED]


New collection      During the first  quarter,  DirecTV(TM)  carried out several
structure           measures to fight  delinquency,  resulting  in a recovery of
recovers            more than 60% of total  disconnects.  This impressive result
delinquent          leads us to continue those actions on a daily basis.
subscribers
                    Despite said fact we experienced a decrease in the hook-up fee basically because of the entry of MDUs into the subscriber base. The increase of the Monthly fee is due to an increase in pay-per-view purchasing and to the full package sales growth as shown in the chart below:


                                                               US$ per new subs
                          Hook up fee                    Monthly fee
                          -----------                    -----------
                   4Q97      1Q98     % Chg.      4Q97       1Q98     % Chg.
                   ----      ----     ------      ----       ----     ------
Galaxy Brasil    $373.19   $325.96    -12.7%     $47.79     $50.74      6.2%


                                    - more -

     b)   TVA Satelite - 1Q98 Income Statement

                               TVA SATELITE Ltda.
                                Income Statement

                For the Three-Month Periods Ended March 31, 1998;
                      December 31, 1997 and March 31, 1997

                                              1Q98                     4Q97                                   1Q97
                                              ----                     ----                                   ----
                                                                                     1Q98/                                   1Q98/
                                              %Net                    % Net          4Q97                     %Net           1Q97
                                 $000       Revenue       $000       Revenue      % Change       $000        Revenue      % Change
                                 ----       -------       ----       -------      --------       ----        -------      --------
  Monthly subscriptions         22,623       68.9%       19,521       53.4%         15.9%        6,032        38.4%         275.0%
  Installation (Hook-up fee)    12,646       38.5%       19,658       53.7%        -35.7%       11,355        72.3%          11.4%
  Advertising
  Indirect programming
  Other
Gross revenue                   35,269      107.5%       39,179      107.1%        -10.0%       17,387       110.7%         102.8%
  Revenue taxes                 (2,448)       -7.5%      (2,597)      -7.1%         -5.7%       (1,680)      -10.7%          45.7%
Net Revenue                     32,821      100.0%       36,582      100.0%        -10.3%       15,707       100.0%         109.0%
  Direct operating expenses     22,051       67.2%       17,669       48.3%         24.8%        5,793        36.9%         280.6%
  S,G&A expenses                 9,062       27.6%       10,541       28.8%        -14.0%        9,820        62.5%          -7.7%
EBITDA                           1,708        5.2%        8,372       22.9%        -79.6%           94         0.6%        1717.0%


     Highlights as of March 31, 1998

     This operation experienced a significant reduction of the EBITDA Margin as compared to the 4Q97 due to:

     A 36% reduction of installation revenue:

o Activation reduced by 26% from 30,701 in the 4Q97 to 22,857 in the 1Q98, reflecting the market economic cycle;

o Average revenue per subscriber dropped by 13% from US$373 to US$326 due to the introduction of the MDU - bulk installation - project;

o In the 4Q97 there were still some installments relating to the previous hook-up fee of US$527.

     A 25% increase of Direct Operating Expenses:

o Programming costs in the 1Q98 included some free pay-per-view events that were offered to the subscribers, such as shows and concerts;

o Increase in marketing expenses in order to aggressively respond to competition and to enhance market leadership;

o Introduction of the initial operational cost to launch the MDU - bulk installation - project;

o Creation of a new nationwide sales structure to replace third party distributors.

     The significant 16% increase of Monthly subscription was due to:

o    Subscriber base increase of 15% by the end of the quarter;

o Average monthly revenue increase of 6%, representing an additional US$3 per subscriber, as a result of the total programming package penetration.

                                    - more -

     TVA Programadora

     TVA's programming is distributed by TVA to its owned and operated MSOs (Multiple System Operator), its affiliated MSOs and to independent operators. By the end of 1Q98, programming had been distributed to almost 1.4 million households. Among its proprietary channels, TVA Programadora includes ESPN Brasil, HBO Brasil1 and 2 (multiplexed), CMT Brasil, Bravo and Eurochannel in addition to the recently launched Cinemax.

     a)   HBO Brasil Operation Overview

     On March 31, 1998, HBO Brasil had 735,349 subscribers, being distributed by 73 Pay TV operators throughout the Country. The channel successfully completed the launch of Cinemax on November 1st, 1997, and this significantly strengthened the HBO portfolio as a movie channel provider. Recent marketing surveys indicate that HBO has the stronger preference among subscribers and the highest levels of satisfaction when compared to any other Pay TV service. This year strong blockbuster offerings by its partner studio suppliers (Disney, Warner, Sony) will further reinforce HBO Brasil's and Cinemax's favored position in our programming line-up.

     b)   ESPN Brasil Operation Overview

     On March 31, 1998, ESPN Brasil had 878,210 subscribers, being distributed by 71 Pay TV operators. The channel continues to reinforce its programming content, including rights to the most important Brazilian, European and South American soccer leagues, and other relevant Brazilian sports, such as volleyball and basketball, plus an exclusive license agreement with ESPN2 for Brazil.

     During next June and July, ESPN Brasil will feature a 24 hour daily coverage of the Soccer World Cup in France, the most intensive of any Brazilian Television Network, thus bringing unparalleled coverage of the upmost relevant sports event to the Brazilian audience.

     c)   TVA Channel Operation Overview

     TVA Channel has completed the revamping of the line-up for TVA Distribuidora's MSOs , with the launch of MGM Gold and CBS Telenoticias during the first quarter of 1998. In the last six months, seven channels were launched, significantly reinforcing our line-up of channels, at no extra cost to the subscriber and operations. This was possible due to a complete renegotiation of the previous contracts, with resulting savings reinvested as new "free" channels for the

                                    - more -
subscribers, a process that coincided with the launch of the tiered packages of programming by the Rio and Sao Paulo operations.

     With its the line-up review completed, TVA is now able to offer the strongest programming packages in the marketplace, at comparable costs to the subscriber for cable and at lower costs for MMDS. Also, taking advantage of our fully addressable operations, the tiering packages launched on November 1st, 1997 provided a more complete product portfolio at lower access prices allowing full freedom to navigate among the packages above Basic with a non-buy thru concept, thus appealing to all consumer segments.

     TVA's Engineering facilities has completed their renovation and modernization process, with state of the art equipment to play back and uplink our channels and advertising, plus new studio and post-production facilities intended to bring economies of scale for the existing channels and new revenue sources with new businesses.

                                    - more -

     Subscriber Performance

     In the first quarter of 1998, TVA Programadora had approximately 673 thousand indirect subscribers, an increase of 0.5% over December 31, 1997.

     The following table sets forth the subscriber performance between the year ended December 1997 and March 31, 1998:


                      TVA Programadora Subscriber Evolution
                                  (Jan-Mar/98)

                                                                  Indirects
                                                                  ---------
(+) Paying Subs - Dec 31, 1997                                     669,543
(+) New Connects                                                    18,710
(+) Net Transferred from/to other Operations
(-) Disconnects                                                     15,423
(=) Paying Subs - March 31, 1998                                   672,830
1st Q98 Growth                                                         0.5%
Monthly Churn (a)                                                      0.7%
Annual Churn (b)                                                       9.0%

(a) Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(b) Monthly Churn *12



Indirect            Most of the indirect  subscribers  operations have completed
Operators reach     three years,  having achieved high  penetration  levels in A
maturity and        and B social  classes  due to the  small-medium  size of the
start scrambling    cities operated.  These operations are now under the process
the signal.         of encrypting their systems,  which will allow them to offer basic packages more affordable to the C social class. This movement is expected to increase our subscriber base in the near future.

                    New licenses will also bring opportunities to expand the indirect subscriber base when they become effective.


                                    - more -

     d)   TVA Programadora - 1Q98 Income Statement

                             TVA PROGRAMADORA Ltda.
                                Income Statement

                For the Three-Month Periods Ended March 31, 1998;
                      December 31, 1997 and March 31, 1997

                                        1Q98                             4Q97                                1Q97
                                        ----                             ----                                ----
                                                                                      1Q98/                                1Q98/
                                              %Net                       %Net         4Q97                   %Net          1Q97
                                 $000        Revenue       $000        Revenue     % Change       $000      Revenue     % Change
                                 ----        -------       ----        -------     --------       ----      -------     --------
  Monthly subscriptions
  Installation (Hook-up fee)
  Advertising                    1,203        14.0%        1,028        14.6%        17.0%        1,810       21.1%       -33.5%
  Indirect programming           5,729        66.5%        4,778        67.9%        19.9%        5,115       59.6%        12.0%
  Other                          2,196        25.5%        1,599        22.7%        37.3%        1,995       23.3%        10.1%
Gross revenue                    9,128       106.0%        7,405       105.2%        23.3%        8,920      104.0%         2.3%
  Revenue taxes                  (514)        -6.0%        (365)        -5.2%        40.8%        (340)       -4.0%        51.2%
Net Revenue                      8,614       100.0%        7,040       100.0%        22.4%        8,580      100.0%         0.4%
  Direct operating expenses      6,963        80.8%        5,092        72.3%        36.7%        8,597      100.2%       -19.0%
  S,G&A expenses                 2,009        23.3%        2,851        40.5%       -29.5%        2,144       25.0%        -6.3%
EBITDA                           (358)        -4.2%        (903)       -12.8%       -60.4%      (2,161)      -25.2%       -83.4%


     Highlights as of March 31, 1998

o The reduction on EBITDA from negative US$903 thousand for the 4Q97 to negative US$358 thousand during the 1Q98 was due to:

     i) Services rendered to our affiliates as a result of support in productions and engineering;

     ii) Revenue from new channels offered to our affiliated and independent operators.


                                    - more -

6.   Tevecap's Consolidated 1Q98 Results
----------------------------------------

     a)   Consolidated Results

Consolidated Net Revenue
------------------------
                                   1Q98                4Q97             1Q97
                                   ----                ----             ----
(+) Gross Revenue                 88,125              92,868           72,517
(-) Revenue Taxes                  5,964               6,857            5,286
                                   -----               -----            -----
(=) Net Revenue                   82,161              86,011           67,231


     In the 1Q98 Net Revenue decreased 4.5% as compared to the 4Q97 mainly due to the reduction of the hook-up fee revenue of the Ku-Band Operation and to the lower number of new subscriptions. We emphasize that to the Asian crisis, the first quarter in Brazil usually has a negative seasonal impact due to the summer and vacation period in Brazil. Also, the implementation of more aggressive MDU (bulk installation) sales contributed to reduced Revenue, since in many cases the Company does not charge the full hook-up fee.


Monthly Subscription Revenue
----------------------------
                                   1Q98                4Q97             1Q97
                                   ----                ----             ----
US$ million                       62,878              62,188           44,282
% of Gross Revenue                 71.4%               67.0%            61.1%


     As shown above the Monthly Subscription Revenue is becoming the most important portion of revenue in light of our solid and consistent subscriber base. For the 1Q98 we experienced a 1.1% growth despite the adverse Brazilian economic situation as already mentioned in the previous pages.

     The Company has a provision for bad debt equivalent to 100% of the potential subscriber cancellation based on historical data.


Installation Revenue
--------------------
                                   1Q98                4Q97             1Q97
                                   ----                ----             ----
US$ million                       15,300              21,576           17,456
% of Gross Revenue                 17.4%               23.2%            24.1%


     The substantial reduction in this item was due to:

     i)   low sales volume of the season,

     ii) Tevecap's reduction of new subscriptions due to new credit analysis policy,

     iii) Introduction of Ku-Band's new sales policy for MDU and

                                    - more -

     iv)  Waiver of hook-up fee in highly competitive areas.

     The chart below shows the performance of sales in the 1Q98:


                       1Q98                  4Q97               Chg.%
                       ----                  ----               -----
MMDS                  24,382                36,950             -34.0%
Cable                 15,452                12,092              27.8%
C Band                 5,685                 3,989              42.5%
Ku Band               21,543                29,800             -27.7%
                      ------                ------             ------
Total O&O             67,062                82,831             -19.0%
Ventures               4,344                 4,144               4.8%
                       -----                 -----               ----
Total                 71,406                86,975             -17.9%


     MMDS was affected by the strict credit policy and Ku-Band had a low sales performance as compared to its sales peak in 4Q97 when the Company reduced the hook-up fee from US$ 527 to US$ 151.

     Indirect Programming Revenue
     ----------------------------

                             1Q98              4Q97                 1Q97
                             ----              ----                 ----
US$ million                  5,729             4,778               5,115
% of Gross Revenue           6.5%               5.1%                7.1%


     This revenue consists of payments made to the Company for the sale of its programming to affiliates and independent operators.

     Direct Operating Expenses
     -------------------------
                                        1Q98            4Q97           1Q97
                                        ----            ----           ----
(+) Direct Operating Expenses          23,134          24,264         20,072
(excluding programming)
% of Net Revenue                        28.2%           28.2%          29.9%
(+) Programming                        26,416          20,994         16,366
% of Net Revenue                        32.2%           24.4%          24.3%
(=) Direct Operating Expenses          49,550          45,258         36,438
% of Net Revenue                        60.3%           52.6%          54.2%


     Overall, the Direct Operating Expenses as a percentage of Net Revenue are under control as shown in the line excluding programming cost. However, the Programming Cost, in the 1Q98 grew as a result of investment in pay-per-view events and channels added to the line-up of Ku-Band Operation.



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


     Selling, General and Administrative expenses
     --------------------------------------------

                                 1Q98              4Q97             1Q97
                                 ----              ----             ----
Selling Expenses                22,629            27,335           24,323
% of Net Revenue                 27.5%            31.8%             36.2%
Allowance for doubtful
  accounts                       2,691            2,010             1,568
% of Net Revenue                  3.3%              2.3%             2.3%
S, G&A                          25,320            29,345           25,891
% of Net Revenue                 30.8%            34.1%             38.5%



     During the 1Q98, Tevecap kept the policy to make provisions for 100% of bad debt and for potential subscriber cancellation. This policy guarantees that Tevecap will not surprise the market with bad news and on March 31, 1998, the Company had a provision of US$13.4 million for doubtful accounts.

     As a percentage of Net Revenue, S,G&A decreased to 30.8% in the 1Q98, from 34.1% in the last quarter by virtue of revisions in process as already mentioned.

     EBITDA
     ------
                             1Q98                 4Q97                1Q97
                             ----                 ----                ----
US$ million                  7,290               11,408              4,902
% of Gross Revenue            8.9%                13.3%               7.3%


     EBITDA Margin in the 1Q98 as a percentage of Net Revenue decreased 4.4% when compared to the last quarter as a consequence of the Ku-Band's performance mentioned previously in this report. On an operation-per-operation basis, TVA Distribuidora experienced a consistent EBITDA Margin as shown below


                             1Q98                 4Q97                1Q97
                             ----                 ----                ----
TVA Distribuidora            29.7%                24.3%              22.7%
TVA Programadora             -4.2%                -8.5%             -21.1%
TVA Satelite                  5.2%                22.9%               0.6%


     Operating Loss
     --------------

     During the 1Q98 Operating Loss was US$12.3 million, 2% higher than the US$12 million loss reported for the 4Q97, and we expect this item to remain stable this year.

     Interest Income/Expense
     -----------------------

     Net Interest Income/Expense was US$14.5 million for 1Q98, the same amount as reported for the previous quarter.

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

     Equity in losses of affiliates
     ------------------------------

     This item amounted to a loss of US$4.8 million in 1Q98 versus an income of US$0.6 million in 4Q97. This loss came from ESPN Brasil (US$3.6 million), HBO Brasil (US$1.3 million) and was reduced in US$0.1 million by the positive result of Canbras TVA.

     b)   Financial Situation


                                1Q98            4Q97             1Q97
                                ----            ----             ----
Short Term Debt                71,552          56,397           30,279
Long Term Debt                 349,022         461,368          253,126
                               -------         -------          -------
Total Debt                     420,574         517,765          283,405
Shareholders' Equity           70,578           1,972           67,926
                               ------           -----           ------
Capitalization                 491,152         519,737          351,331
Debt to Capitalization          85.6%           99.6%            80.7%



     During the 1Q98 Total Debt dropped 19% compared to the previous quarter. In February, 1998 the Abril Group, the major shareholder, injected US$100 million into Tevecap. The proceeds from the capital infusion were used to repay Loans from shareholders and the balance of cash on hand as of March 31, 1998 was US$16.4 million.

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


     c)   Consolidated Balance Sheet

                                  TEVECAP S.A.
                           Consolidated Balance Sheet
   For the Periods Ended March 31, 1998; December 31, 1997 and March 31, 1997
                         (in thousands of U.S. dollars)


                                   Mar 31,        Dec 31,        %           Mar 31,          %
                                    1998           1997         Chg.          1997           Chg.
                                    ----           ----         ----          ----           ----
Cash and cash equivalents          16,378          1,024       1499%         65,066          -75%
Accounts receivable, net           43,103         47,002         -8%         35,928           20%
Inventories                        23,639         23,590          0%         16,906           40%
Film exhibition rights              1,559          1,291         21%            856           82%
Prepaid and other assets           11,139         14,028        -21%          4,058          174%
Other accounts receivable          14,254         12,984         10%          4,443          221%
Total current assets              110,071         99,919         10%        127,257          -14%

Property, plant and equipment     434,038        421,972          3%        260,284           67%
Investments
-Equity affiliates                  5,229         11,835        -56%          9,454          -45%
-Cost basis investees              43,705         30,237         45%         23,734           84%
-Concessions, net                  13,349         13,775         -3%         16,710          -20%
Loans to related companies         19,311         19,566         -1%         16,693           16%
Prepaid expenses                    7,351          7,813         -6%          8,379          -12%
Other                               2,683          2,614          3%          2,154           25%

Total assets                      635,737        607,731          5%        464,665           37%

Short-term bank loans              71,552         56,397         27%         30,279          136%
Film suppliers                     26,017         26,184         -1%         10,955          137%
Other suppliers                    64,940         66,749         -3%         51,984           25%
Taxes payable other
  than income taxes                13,761         12,837          7%          8,843           56%
Accrued payroll and
  related liabilities               6,282          6,589         -5%          7,163          -12%
Advance payments received
  from subscribers                  3,045          4,386        -31%          6,303          -52%
Other accounts payable              8,126          4,839         68%          8,107            0%
Total current liabilities         193,723        177,981          9%        123,634           57%

Long term bank loans              303,198        309,739         -2%        250,456           21%
Loans from related companies       45,824         95,232        -52%          2,670         1616%
Loans from shareholders                                                       3,228         -100%
Provision for claims                6,643          5,907         12%          4,547           46%
Liability to fund joint venture
  and equity investee                                                         1,391         -100%
Deferred hook up fee revenue       11,190         12,098         -8%          9,224           21%
Total long-term liabilities       366,855        422,976        -13%        271,516           35%

Minority interest                   4,581          4,802         -5%          1,589          188%

Paid-in-capital                   387,803        287,962         35%        287,962           35%
Accumulated deficit             (317,225)      (285,990)         11%      (220,036)           44%
Total shareholders' equity         70,578          1,972       3479%         67,926            4%

Total liabilities and
  shareholders' equity            635,737        607,731          5%        464,665           37%

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     d) Tevecap - 1Q98 Income Statement


                                  TEVECAP S.A.
                                Income Statement
                For the Three-Month Periods Ended March 31, 1998;
                      December 31, 1997 and March 31, 1997

                                              1Q98                           4Q97                                1Q97
                                              ----                           ----                                ----
                                                                                          1Q98/                               1Q98/
                                                     %Net                    %Net         4Q97                   %Net         1Q97
                                         $000       Revenue      $000       Revenue    % Change      $000       Revenue    % Change
                                         ----       -------      ----       -------    --------      ----       -------    --------
   Monthly subscriptions                62,878       76.5%      62,188       72.3%        1.1%      44.282       65.9%       42.0%
   Installation (Hook-up fee)           15,300       18.6%      21,576       25.1%      -29.1%      17,456       26.0%      -12.4%
   Advertising                           1,203        1.5%       1,028        1.2%       17.0%       1,810        2.7%      -33.5%
   Indirect programming                  5,729        7.0%       4,778        5.6%       19.9%       5,115        7.6%       12.0%
   Other                                 3,015        3.7%       3,298        3.8%       -8.6%       3,854        5.7%      -21.8%
Gross revenue                           88,125      107.3%      92,868      108.0%       -5.1%      72,517      107.9%       21.5%
   Revenue taxes                        (5,964)      -7.3%      (6,857)      -8.0%      -13.0%      (5,286)      -7.9%       12.8%
Net Revenue                             82,161      100.0%      86,011      100.0%       -4.5%      67,231      100.0%       22.2%
   Direct operating expenses            49,550       60.3%      45,258       52.6%        9.5%      36,438       54.2%       36.0%
   S,G&A expenses                       25,321       30.8%      29,346       34.1%      -13.7%      25,891       38.5%       -2.2%
EBITDA                                   7,290        8.9%      11,407       13.3%      -36.1%       4,902        7.3%       48.7%
   Allowance for obsolescence
     of material                                                 5,218        6.1%     -100.0%          38        0.1%     -100.0%
   Depreciation and amortization        19,551       23.8%      18,155       21.1%        7.7%      10,397       15.5%       88.0%
Operating loss                         (12,261)     -14.9%     (11,966)     -13.9%        2.5%      (5,533)      -8.2%      121.6%
   Interest income                       2,767        3.4%       1,796        2.1%       54.1%       5,035        7.5%      -45.0%
   Interest expenses                   (17,297)     -21.1%     (16,574)     -19.3%        4.4%     (11,316)     -16.8%       52.9%
   Translation (loss) gain                (636)      -0.8%         927        1.1%     -168.6%        (610)      -0.9%        4.3%
   Equity in losses of affiliates       (4,761)      -5.8%         587        0.7%     -911.1%      (2,466)      -3.7%       93.1%
   Other nonoperating (expenses)
     income, net                           731        0.9%      (1,602)      -1.9%     -145.6%        (763)      -1.1%     -195.8%
Loss before income taxes and minority  (31,457)     -38.3%     (26,832)     -31.2%       17.2%     (15,653)     -23.3%      101.0%
Income taxes
Minority interest                          222        0.3%         374        0.4%      -40.6%         191        0.3%       16.2%
Net income (loss)                      (31,235)     -38.0%     (26,458)     -30.8%       18.1%     (15,462)     -23.0%      102.0%


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



     e)   Tevecap - 1Q98 Statement of Cash Flow



                                  TEVECAP S.A.
                             Statement of Cash Flow
                For the Three-Month Periods Ended March 31, 1998;
                      December 31, 1997 and March 31, 1997
                         (in thousands of U.S. dollars)


                                                1Q           4Q          1Q
                                               1998         1997        1997
                                               ----         ----        ----
Cash flows from operating activities:
Net loss                                     (31,235)     (26,456)    (15,462)
Adjustment to reconcile net loss to
  net cash (used in) provided by
Operating activities:
   Depreciation                               19,125       17,727       9,533
   Amortization                                  426          427         864
   Allowance for exhibition costs
   Allowance for doubtful accounts             2,691        2,010       1,568
   Allowance for obsolescence                               5,218
   Provision for claims                          736          687        (492)
   Minority interest                            (221)        (374)       (191)
   Disposal and write-off of fixed assets
   Equity in losses (earnings) of affiliates   4,761         (587)      2,466
Changes in operating assets and liabilities:
   Film exhibition rights                       (268)        (788)        205
   Accounts receivable                         1,208         (860)     (5,200)
   Prepaid and other assets                    9,586        1,598      (1,859)
   Other accounts receivable                  (7,504)      (3,202)        229
   Other                                         (69)         (30)        283
   Accrued interest                            3,266       12,514       7,746
   Inventories                                   (49)      (1,330)     (3,811)
   Legal deposits                               (408)
   Suppliers                                  (1,976)      23,779       2,995
   Taxes payable other than income taxes         924        2,052        (110)
   Accrued payroll and related liabilities      (307)      (1,615)      1,022
   Advances received from subscribers         (1,341)      (1,128)     (4,179)
   Deferred hook up fee Revenue                 (908)      (5,357)      4,341
   Other accounts payable                      3,283        1,394       3,231
        Net cash (used in) provided by
          operating activities                 2,128       25,271       3,179
Cash flows from investing activities:
Business acquisition
   Purchase of fixed assets                  (31,191)     (64,776)    (36,569)
   Loans to affiliated companies                (189)        (189)     (1,915)
   Cash received on loans to
    affiliated companies                         439        1,299
   Purchase of concessions
   Investments in equity and
     cost investments                        (11,625)      (5,398)    (11,658)
        Net cash used in investing
          activities                         (42,566)     (69,064)    (50,142)
Cash flows from financing activities:
   Loans from Banks                           15,081       16,885       5,117
   Capital contributions                      99,847
   Repayments of loans from shareholders                   (5,753)      1,588
   Loans from shareholders                                  1,800
   Loans from affiliated companies            38,651       53,111         526
   Repayments of loans from
     affiliated companies                    (90,073)      (1,631)
   Repayments of loans from banks             (7,714)     (28,169)
   Net cash provided by financing
     activities                               55,792       36,243       7,231
   Net (decrease) increase in cash
     and cash equivalents                     15,354       (7,550)    (39,732)
Cash and cash equivalents at beginning
  of the period                                1,024        8,574     104,798
Cash and cash equivalents at
  end of the period                           16,378        1,024      65,066

7.   Report from Management
---------------------------

     "The Pay TV business in Brazil continues to offer a good business opportunity, taking into account the low penetration level and the very strong demand for this type of service. The temporary crisis faced by our Country resulted in a high delinquency level due to the increase of interest rates imposed by the Government in reply to the Asian crisis. Notwithstanding this, in the medium and long term we expect to enjoy significant growth.

     Tevecap has always been candid in the disclosure of its results, business strategy and policy, which we consider to be one of our major obligations towards investors and shareholders. Furthermore, the Company's Management has been consistently focused on profitability, but without neglecting the customer, our primary target. We are sure that Tevecap is considered to be a company that respects its customers while simultaneously being firm with those who maintain their accounts current.

     We are confident that this Report is clear, objective and will be useful to Tevecap's investors and to the segment analysts, and will be an important tool in our conference call scheduled May 29, 1998, at 3:00 p.m. EST. Please do not hesitate to contact us should you need any clarification or have any eventual questions on the foregoing."

     Best regards,



     Raul Rosenthal
       CEO